Filed Pursuant to Rule 424(b)(3)
Registration No. 333-273163
EQT EXETER REAL ESTATE INCOME TRUST, INC.
SUPPLEMENT NO. 5 DATED APRIL 15, 2024
TO THE PROSPECTUS DATED AUGUST 1, 2023
This prospectus supplement (this "Supplement") is part of and should be read in conjunction with the prospectus of EQT Exeter Real Estate Income Trust, Inc. dated August 1, 2023 (as supplemented to date, the "Prospectus"). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meaning as in the Prospectus. References herein to "we", "us", or "our" refer to EQT Exeter Real Estate Income Trust, Inc. and its consolidated subsidiaries unless the context specifically requires otherwise.
The purposes of this Supplement are as follows:
•to disclose the transaction price for each class of our common stock as of May 1, 2024;
•to disclose the calculation of our March 31, 2024 net asset value (“NAV”) per share/unit for all share/unit classes; and
•to provide an update on the current public offering.
May 1, 2024 Transaction Price
The transaction price for each share class of our common stock for subscriptions accepted as of May 1, 2024 (and repurchases, if applicable, as of April 30, 2024) is as follows:

Transaction Price (per share)
Class T	$9.99
Class S	$9.99
Class D	$9.99
Class I	$9.99
Class A-I	$9.99
Class A-II	$9.99

As of March 31, 2024, we had not sold any Class D, Class S, Class T, Class I, Class A-I or Class A-II common shares. As a result, the transaction price for each of our Class D, Class S, Class T, Class I, Class A-I and Class A-II common shares is based on the NAV per share for our Class E common shares and Class E units of the Operating Partnership as of March 31, 2024. We will separately calculate the NAV per share of each one of our share classes once we have shares of that class outstanding. Class A-I, Class A-II and Class E common shares and Class E units are not sold as part of this offering. A detailed presentation of the NAV per share is set for below.
The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. The repurchase price for each share class equals the transaction price of such class.
March 31, 2024 NAV per Share
We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.eqrt.com. Please refer to the “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for important information about how our NAV is determined. The Adviser is ultimately responsible for the determination of our monthly NAV.

Our total NAV presented in the following tables includes the NAV of Class E shares of common stock as well as Class E units of our Operating Partnership held by an affiliate of our Sponsor. The following table provides a breakdown of the major components of our total NAV as of March 31, 2024 ($ and shares/units in thousands):

Components of NAV	March 31, 2024
Investment in real estate	$60,933
Cash and cash equivalents	1,660
Other assets	3
Other liabilities	(17)
Preferred stock	(226)
Net asset value	$62,353
Number of outstanding shares/units	6,240

Consistent with our disclosure in the Prospectus regarding our NAV calculation, our investments in real estate are initially valued at cost. In the future, as we establish new values for our real estate investment, we will provide information on key assumptions used in the valuation methodology and a sensitivity analysis related thereto.

The following table sets forth our total NAV and NAV per share/unit by class as of March 31, 2024 ($ and shares/units in thousands, except per share/unit data):

NAV Per Share/Unit	Class E Units	Class E Shares	Total
Net asset value	$62,153	$200	$62,353
Number of outstanding shares/units	6,220	20	6,240
NAV per share/unit as of March 31, 2024	$9.99	$9.99	$9.99
Status of our Current Public Offering
Our public offering was declared effective by the SEC on August 1, 2023, and we are currently offering on a continuous basis up to $5.0 billion in shares of our common stock, consisting of up to $4.0 billion in shares in our primary offering and up to $1.0 billion in shares pursuant to our distribution reinvestment plan. As of the date hereof, we have not sold any shares in this offering. We intend to offer and sell shares in our public offering on a monthly basis.